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DREIER LLP
Attorneys at Law


499 Park Avenue                                                 Valerie A. Price
New York, New York 10022                             Direct Dial: (212) 328-6144
Tel: (212) 328-6100                                  Direct Fax:  (212) 652-3789
Facsimile: (212) 328-6101                                                Partner
                                                            vprice@dreierllp.com

                                                                 August 12, 2005
SENT VIA FAX AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Peggy A. Fisher, Assistant Director, Division of Corporation Finance

         Re:   Electro-Optical Sciences, Inc.
               Registration Statement on Form S-1
               Filed June 3, 2005
               File No. 333-125517

Ladies and Gentlemen:



         On behalf of Electro-Optical Sciences, Inc., a Delaware corporation (the "Company"), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, we are submitting for filing with the Securities and Exchange Commission Amendment No. 3 to the above-captioned Registration Statement on Form S-1 ("Amendment No. 3"). A copy of Amendment No. 3 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

         For your convenience, we enclose a marked copy of Amendment No. 3 marked to show changes to the Amendment No. 2 to the Registration Statement, as filed with the Commission on August 8, 2005.

         Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (212) 328-6144. Thank you for your cooperation and attention to this matter.

                                                          Very truly yours,

                                                       /s/VALERIE A. PRICE
                                                       ------------------------
                                                          Valerie A. Price, Esq.

VAP/ma
Enclosure

cc:    Joseph V. Gulfo, M.D.
       Karen Krumeich
       William Bronner, Esq.
       David C. Peck, Esq.